Exhibit 99.1

YY Reports Third Quarter 2019 Unaudited Financial Results

Guangzhou, China, November 13, 2019 - YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a global social media platform, today announced its unaudited financial results for the third quarter of 2019.

Third Quarter 2019 Financial Highlights

•	Net revenues increased by 67.8% to RMB6,882.2 million (US$962.9 million) from RMB4,100.5 million in the corresponding period of 2018.
•	Net income attributable to controlling interest of YY Inc.[1] was RMB109.9 million (US$15.4 million), compared to RMB650.7 million in the corresponding period of 2018.
•	Non-GAAP net income attributable to controlling interest of YY Inc.[2] was RMB574.1 million (US$80.3 million), compared to RMB787.0 million in the corresponding period of 2018, primarily due to the impact of the consolidation of Bigo Inc (“Bigo”).

Third Quarter 2019 Operational Highlights

•	Global average mobile MAUs[3] reached 470.1 million, among that approximately 77.9% were from markets outside of China.
•	Average mobile MAUs of imo reached 212.0 million.
•	Average mobile MAUs of global short-form video services increased by 670.6% to 150.4 million from 19.5 million in the corresponding period of 2018, including 100.2 million from Likee (formerly known as Like), which increased by 413.4% year over year, and 50.2 million from imo’s embedded short-form video services.
•	Average mobile MAUs of global live streaming services increased by 26.5% to 157.8 million from 124.8 million in the corresponding period of 2018, among that (i) 103.7 million were from China, including 39.9 million from YY, which increased by 3.0% year over year and 63.8 million from Huya, which increased by 29.1% year over year; and (ii) 54.1 million were from outside of China, including 21.9 million from BIGO LIVE, which increased by 9.7% year over year, and 32.3 million from HAGO, which increased by 92.4% year over year.

•	Total number of paying users[4] of YY increased by 14.4% to 4.3 million from 3.8 million in the corresponding period of 2018.
•	Total number of paying users of Huya increased by 28.5% to 5.3 million from 4.2 million in the corresponding period of 2018.

1 Net income attributable to controlling interest of YY Inc., is net income less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholder.

2 Non-GAAP net income attributable to controlling interest of YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to controlling interest of YY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments (deemed disposal refers to dilution of equity interest in equity-method investments), gain on fair value change of investments and equity investees’ investments, fair value change on derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustment and non-GAAP adjustment for net (loss) income attributable to non-controlling interests shareholders. These adjustments amounted to RMB464.1 million (US$64.9 million) and RMB136.3 million in the third quarters of 2019 and 2018, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

3 Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

Mr. David Xueling Li, Chairman and Chief Executive Officer of YY, commented, “Our solid operating and financial performance demonstrates the effectiveness of our strategies in product globalization, content innovation and technology advancement. During the third quarter of 2019, we extended the global footprints of Likee, imo, BIGO LIVE and HAGO. Through content localization, cross-platform synergy and AI technology enhancement, our global user base grew rapidly to 470.1 million. Notably, Likee, our global leading short-form video platform, hit the milestone of 100 million average mobile MAUs in the third quarter of 2019, sporting a year-over-year growth rate of 413.4%. Meanwhile, HAGO, our casual game-oriented social platform also increased its average mobile MAUs by 92.4% year-over-year to 32.3 million. In addition, our technology advancement in AI enabled us to create personalized user experience at scale, distribute our short-form video and live streaming content with precision and speed, and enhance our operating efficiency while maintaining cost effectiveness. Going forward, we seek to capitalize on the growing market demand for global video-based social media by harnessing the synergy among our various products and markets, expanding our geographic coverage, innovating our content formats and advancing our technology development.”

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “During the third quarter of 2019, we generated a year-over-year net revenues growth rate of 67.8%, exceeding the high end of our previous guidance range. We also managed to sustain profitability while maintaining investment in our overseas expansion. Because we hold a strong conviction of the vast market potential for our global video-based social media platform, we are willing to be patient and prudent when striking a balance between near-term monetization and long-term market share. We believe that our abundant cash reserve combined with our methodical execution of corporate strategies will not only yield superior shareholder value, but also propel our engine of innovation forward into the next phase of our global growth cycle.”

Third Quarter 2019 Financial Results

NET REVENUES

Net revenues increased by 67.8% to RMB6,882.2 million (US$962.9 million) in the third quarter of 2019 from RMB4,100.5 million in the corresponding period of 2018, primarily driven by an increase in live streaming revenues and the contribution from Bigo’s consolidation.

4 Refers to a registered user that has purchased virtual items on YY’s platforms at least once during the period presented.

Live streaming revenues increased by 66.2% to RMB6,473.9 million (US$905.7 million) in the third quarter of 2019 from RMB3,894.5 million in the corresponding period of 2018, primarily attributable to (i) the continued live streaming revenues growth in YY and Huya segments, amounting to RMB1,160.6 million (US$162.4 million), driven by user growth; and (ii) the contribution from the consolidation of Bigo segment, amounting to RMB1,418.8 million (US$198.5 million).

Other revenues increased by 98.3% to RMB408.3 million (US$57.1 million) in the third quarter of 2019 from RMB205.9 million in the corresponding period of 2018, primarily driven by the increase in advertising revenues from Huya and Bigo.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 76.2% to RMB4,713.2 million (US$659.4 million) in the third quarter of 2019 from RMB2,674.5 million in the corresponding period of 2018. Revenue-sharing fees and content costs increased to RMB3,460.0 million (US$484.1 million) in the third quarter of 2019 from RMB2,212.6 million in the corresponding period of 2018 as a result of the increase in live streaming revenues of the Company. Bandwidth costs increased to RMB496.8 million (US$69.5 million) in the third quarter of 2019 from RMB249.5 million in the corresponding period of 2018, as the overseas user base and time spent continued to expand following the Bigo consolidation.

Gross profit increased by 52.1% to RMB2,169.0 million (US$303.5 million) in the third quarter of 2019 from RMB1,426.0 million in the corresponding period of 2018. Gross margin was 31.5% in the third quarter of 2019, compared to 34.8% in the corresponding period of 2018. In addition to the increase in revenue-sharing fees and content costs, the gross margin contraction was also caused by the fact that the Huya and Bigo segments had lower gross margins but contributed significantly greater portions of net revenues in the third quarter of 2019 compared to the corresponding period of 2018.

OPERATING INCOME

Operating expenses were RMB2,161.5 million (US$302.4 million) in the third quarter of 2019, compared to RMB864.7 million in the corresponding period of 2018. Among the operating expenses, sales and marketing expenses increased to RMB1,079.6 million (US$151.0 million) in the third quarter of 2019, primarily due to the Company’s increased efforts in sales and marketing activities in overseas markets and the impact of depreciation and amortization related to the Bigo consolidation. Research and development expenses increased to RMB673.1 million (US$94.2 million) in the third quarter of 2019, mostly due to the increase in salaries mainly due to consolidation of Bigo.

Operating income was RMB160.3 million (US$22.4 million) in the third quarter of 2019, compared to RMB610.9 million in the corresponding period of 2018. Operating margin was 2.3% in the third quarter of 2019, compared to 14.9% in the corresponding period of 2018, primarily due to the decrease in gross margin, the impact of depreciation and amortization related to the Bigo consolidation and other overseas expansion initiatives.

Non-GAAP operating income5 was RMB611.4 million (US$85.5 million) in the third quarter of 2019, compared to RMB774.2 million in the corresponding period of 2018. Non-GAAP operating margin6 was 8.9% in the third quarter of 2019, compared to 18.9% in the corresponding period of 2018.

NET INCOME

Net income attributable to controlling interest of YY Inc. was RMB109.9 million (US$15.4 million) in the third quarter of 2019, compared to RMB650.7 million in the corresponding period of 2018. Net margin was 1.6% in the third quarter of 2019, compared to 15.9% in the corresponding period of 2018. The high effective tax rate in the third quarter of 2019 was primarily due to the profit (loss) structure and the different effective tax rates of YY, Huya and Bigo segments. Particularly, the Company was not getting as much benefit from losses incurred by Bigo as a majority of Bigo’s business that was subject to a low applicable tax rate in its jurisdiction.

Non-GAAP net income attributable to controlling interest of YY Inc. was RMB574.1 million (US$80.3 million) in the third quarter of 2019, compared to RMB787.0 million in the corresponding period of 2018. Non-GAAP net margin7 was 8.3% in the third quarter of 2019, compared to 19.2% in the corresponding period of 2018.

NET INCOME PER ADS

Diluted net income per ADS8 was RMB1.11 (US$0.16) in the third quarter of 2019, compared to RMB10.01 in the corresponding period of 2018.

Non-GAAP diluted net income per ADS9 was RMB6.42 (US$0.90) in the third quarter of 2019, compared to RMB12.07 in the corresponding period of 2018.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2019, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of RMB25,334.3 million (US$3,544.4 million). For the third quarter of 2019, net cash from operating activities was RMB702.1 million (US$98.2 million).

5 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on deconsolidation and disposal of a subsidiary. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

6 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

7 Non-GAAP net margin is non-GAAP net income attributable to controlling interest of YY Inc. as a percentage of net revenues.

8ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders of YY Inc. divided by weighted average number of diluted ADS.

9 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders of YY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

SHARES OUTSTANDING

As of September 30, 2019, the Company had a total of 1,614.4 million common shares, or the equivalent of 80.7 million ADSs, outstanding.

Business Outlook

For the fourth quarter of 2019, the Company expects net revenues to be between RMB7.32 billion and RMB7.52 billion10, representing a year-over-year growth of 57.7% to 62.0%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

The Company had previously announced a share repurchase program of up to US$300 million, which was approved by the Company’s Board of Directors on August 13, 2019. As of September 30, 2019, the Company had repurchased approximately US$23.7 million of its shares.

Conference Call Information

The Company will hold a conference call on Tuesday, November 12, 2019, at 9:00 P.M. Eastern Time (or Wednesday, November 13, 2019, at 10:00 A.M. Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
Mainland China:	400-620-8038
Hong Kong, China:	+852-3018-6771
Conference ID:	#1957529

The replay will be accessible through November 20, 2019, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#1957529

10 The outlook of net revenues for the fourth quarter of 2019 includes the impact from Bigo’s consolidation. However, when calculating the year-over-year growth rate, Bigo’s net revenues in the same period of 2018 was not included as the part of denominator.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY owns YY Live, a leading live streaming social media platform in China and Huya, a leading game live streaming platform in China. In addition, YY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; imo, a global video communication app and other social applications. YY has created an online community for global video and live streaming users. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to controlling interest of YY Inc., non-GAAP net margin attributable to controlling interest of YY Inc., non-GAAP net income attributable to common shareholders of YY Inc., and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on deconsolidation and disposal of subsidiary. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income is net income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value change on derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income attributable to controlling interest of YY Inc. is net income attributable to controlling interest of YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value change on derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. Non-GAAP net margin is non-GAAP net income attributable to controlling interest of YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders of YY Inc. is net income attributable to common shareholders of YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value change on derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. After the non-GAAP reconciliation, non-GAAP net income attributable to controlling interests of YY Inc. is equal to the non-GAAP net income attributable to common shareholders of YY Inc. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders of YY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, fair value change on derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Matthew Zhao

Maggie Yan

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	6,004,231	3,979,081	556,694
Restricted cash and cash equivalents	-	71,018	9,936
Short-term deposits	7,326,996	16,576,276	2,319,106
Restricted short-term deposits	-	353,076	49,397
Short-term investments	979,053	4,354,839	609,264
Accounts receivable, net	198,428	820,933	114,853
Amounts due from related parties	193,559	18,860	2,639
Financing receivables, net	768,343	217,390	30,414
Prepayments and other current assets	1,019,019	1,183,778	165,619

Total current assets	16,489,629	27,575,251	3,857,922

Non-current assets
Long-term deposits	1,000,000	-	-
Deferred tax assets	70,834	130,601	18,272
Investments	4,591,524	1,646,836	230,401
Property and equipment, net	1,296,319	2,151,393	300,991
Land use rights, net	1,784,639	1,748,568	244,634
Intangible assets, net	74,685	3,315,171	463,809
Right-of-use assets, net(1)	-	275,991	38,613
Goodwill	11,763	13,126,509	1,836,466
Financing receivables, net	224,793	195,864	27,402
Other non-current assets	223,859	399,738	55,925

Total non-current assets	9,278,416	22,990,671	3,216,513

Total assets	25,768,045	50,565,922	7,074,435

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds	6,863	-	-
Accounts payable	114,589	193,364	27,053
Deferred revenue	951,616	1,251,781	175,131
Advances from customers	101,690	123,595	17,292
Income taxes payable	235,561	410,639	57,451
Accrued liabilities and other current liabilities	2,414,371	3,835,738	536,639
Amounts due to related parties	28,336	45,528	6,370
Lease liabilities due within one year(1)	-	111,889	15,654
Short-term loans	-	288,574	40,373

Total current liabilities	3,853,026	6,261,108	875,963

Non-current liabilities
Convertible bonds	-	4,974,947	696,021
Lease liabilities(1)	-	165,859	23,205
Deferred revenue	91,710	173,547	24,280
Deferred tax liabilities	27,505	291,719	40,813
Other non-current liabilities	-	1,239	173

Total non-current liabilities	119,215	5,607,311	784,492

Total liabilities	3,972,241	11,868,419	1,660,455

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Mezzanine equity	418,673	462,261	64,673

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 981,740,848 shares issued and outstanding as of December 31, 2018; 1,300,746,944 shares issued and 1,287,878,395 shares outstanding as of and September 30, 2019, respectively)	59	79	11
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 288,182,976 and 326,509,555 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	21	24	3
Additional paid-in capital	11,168,866	21,560,965	3,016,490
Statutory reserves	101,725	101,725	14,232
Retained earnings	6,913,469	10,157,351	1,421,066
Accumulated other comprehensive income	336,152	1,162,927	162,699

Total YY Inc.’s shareholders’ equity	18,520,292	32,983,071	4,614,501

Non-controlling interests	2,856,839	5,252,171	734,806

Total shareholders’ equity	21,377,131	38,235,242	5,349,307

Total liabilities, mezzanine equity and shareholders’ equity	25,768,045	50,565,922	7,074,435

(1)	The Company has adopted ASC842 “Leases” beginning January 1, 2019 using the optional transition method. The only major impact of the standard is that assets and liabilities amounting to RMB145.2 million and RMB141.2 million, respectively, are recognized beginning January 1, 2019 for leased office space with terms of more than 12 months.

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming(1)	3,894,548	5,922,761	6,473,946	905,738	10,486,249	16,881,727	2,361,840
Others	205,924	372,486	408,268	57,119	636,384	1,076,318	150,582

Total net revenues	4,100,472	6,295,247	6,882,214	962,857	11,122,633	17,958,045	2,512,422

Cost of revenues(2)	(2,674,502)	(4,173,841)	(4,713,175)	(659,397)	(7,004,071)	(12,047,341)	(1,685,485)

Gross profit	1,425,970	2,121,406	2,169,039	303,460	4,118,562	5,910,704	826,937

Operating expenses(2)
Research and development expenses	(314,128)	(655,421)	(673,058)	(94,164)	(859,539)	(1,733,215)	(242,486)
Sales and marketing expenses	(343,839)	(1,099,494)	(1,079,577)	(151,038)	(825,627)	(2,713,307)	(379,606)
General and administrative expenses	(206,738)	(335,973)	(408,834)	(57,198)	(608,246)	(1,021,231)	(142,875)

Total operating expenses	(864,705)	(2,090,888)	(2,161,469)	(302,400)	(2,293,412)	(5,467,753)	(764,967)

Other income	49,640	41,407	152,718	21,366	95,936	262,813	36,769

Operating income	610,905	71,925	160,288	22,426	1,921,086	705,764	98,739

Interest expenses	(4,910)	(12,268)	(123,456)	(17,272)	(8,477)	(141,943)	(19,859)
Interest income and investment income	141,110	156,619	203,137	28,420	362,151	508,045	71,078
Foreign currency exchange (losses) gains, net	(3,072)	13,801	16,393	2,293	824	31,527	4,411
Gain on deemed disposal and disposal of investments	-	-	-	-	13,999	-	-
Gain (loss) on fair value change of investments	31,670	14,291	(11,492)	(1,608)	1,663,266	2,652,642	371,118
Fair value change on derivative	-	-	(1,753)	(245)	(2,285,223)	(1,753)	(245)
Other non-operating expenses	-	-	-	-	(2,000)	-	-

Income before income tax expenses	775,703	244,368	243,117	34,014	1,665,626	3,754,282	525,242

Income tax expenses	(74,929)	(143,896)	(86,571)	(12,112)	(370,593)	(354,438)	(49,588)

Income before share of (loss) income in equity method investments, net of income taxes	700,774	100,472	156,546	21,902	1,295,033	3,399,844	475,654

Share of (loss) income in equity method investments, net of income taxes	(19,957)	6,947	21,261	2,975	78,214	35,364	4,948

Net income	680,817	107,419	177,807	24,877	1,373,247	3,435,208	480,602

Less: Net income (loss) attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	30,127	65,342	67,879	9,497	(141,054)	162,770	22,772

Net income attributable to controlling interest of YY Inc.	650,690	42,077	109,928	15,380	1,514,301	3,272,438	457,830

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	-	9,476	9,715	1,359	67,076	28,556	3,995
Cumulative dividend on subsidiary’s Series A Preferred Shares	-	6,811	6,982	977	-	20,523	2,871
Deemed dividend to subsidiary’s Series A preferred shareholders	-	-	-	-	489,284	-	-

Net income attributable to common shareholders of YY Inc.	650,690	25,790	93,231	13,044	957,941	3,223,359	450,964

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS
—Basic	10.12	0.32	1.16	0.16	14.98	42.24	5.91
—Diluted	10.01	0.27	1.11	0.16	14.80	41.20	5.76
Weighted average number of ADS used in calculating net income per ADS
—Basic	64,301,796	79,682,966	80,033,607	80,033,607	63,952,614	76,310,648	76,310,648
—Diluted	64,829,757	81,167,679	80,973,447	80,973,447	64,738,363	81,040,767	81,040,767

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
PRC	3,894,240	5,016,587	5,266,815	736,854	10,485,941	14,472,812	2,024,820
Non-PRC	308	906,174	1,207,131	168,884	308	2,408,915	337,020

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	16,022	15,604	20,608	2,883	59,689	50,521	7,068
Research and development expenses	52,752	160,029	129,174	18,072	175,131	359,810	50,339
Sales and marketing expenses	290	3,452	2,643	370	4,565	8,071	1,129
General and administrative expenses	92,340	85,197	95,210	13,320	253,881	275,284	38,514

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	610,905	71,925	160,288	22,426	1,921,086	705,764	98,739
Share-based compensation expenses	161,404	264,282	247,635	34,645	493,266	693,686	97,050
Impairment of goodwill and investments	1,900	-	10,000	1,399	20,249	10,000	1,399
Amortization of intangible assets from business acquisitions	-	188,740	193,487	27,070	-	444,227	62,150

Non-GAAP operating income	774,209	524,947	611,410	85,540	2,434,601	1,853,677	259,338

Net income	680,817	107,419	177,807	24,877	1,373,247	3,435,208	480,602
Share-based compensation expenses	161,404	264,282	247,635	34,645	493,266	693,686	97,050
Impairment of goodwill and investments	1,900	-	10,000	1,399	20,249	10,000	1,399
Amortization of intangible assets from business acquisitions	-	188,740	193,487	27,070	-	444,227	62,150
Gain on deemed disposal and disposal of investments	-	-	-	-	(13,999)	-	-
Gain (loss) on fair value change of investments and equity investees’ investments	3,428	(13,332)	2,031	284	(1,710,420)	(2,666,639)	(373,077)
Fair value change on derivative	-	-	1,753	245	2,285,223	1,753	245
Interest expenses related to the convertible bonds’ amortization to face value	-	4,287	100,885	14,114	-	105,172	14,714
Income tax effects on non-GAAP adjustments	1,014	(31,891)	(40,166)	(5,619)	76,081	(89,053)	(12,459)

Non-GAAP net income	848,563	519,505	693,432	97,015	2,523,647	1,934,354	270,624

Net income attributable to common shareholders of YY Inc.	650,690	25,790	93,231	13,044	957,941	3,223,359	450,964
Share-based compensation expenses	161,404	264,282	247,635	34,645	493,266	693,686	97,050
Impairment of goodwill and investments	1,900	-	10,000	1,399	20,249	10,000	1,399
Amortization of intangible assets from business acquisitions	-	188,740	193,487	27,070	-	444,227	62,150
Gain on deemed disposal and disposal of investments	-	-	-	-	(13,999)	-	-
Gain (loss) on fair value change of investments and equity investees’ investments	3,428	(13,332)	2,031	284	(1,710,420)	(2,666,639)	(373,077)
Fair value change on derivative	-	-	1,753	245	2,285,223	1,753	245
Interest expenses related to the convertible bonds’ amortization to face value	-	4,287	100,885	14,114	-	105,172	14,714
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	-	16,287	16,697	2,336	556,360	49,079	6,866
Income tax effects on non-GAAP adjustments	1,014	(31,891)	(40,166)	(5,619)	76,081	(89,053)	(12,459)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(31,449)	(29,941)	(51,481)	(7,202)	(237,513)	(119,768)	(16,756)

Non-GAAP net income attributable to controlling interest and common shareholders of YY Inc.	786,987	424,222	574,072	80,316	2,427,188	1,651,816	231,096

Non-GAAP net income per ADS
—Basic	12.24	5.32	7.17	1.00	37.95	21.65	3.03
—Diluted	12.07	5.14	6.42	0.90	37.04	20.44	2.86
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	64,301,796	79,682,966	80,033,607	80,033,607	63,952,614	76,310,648	76,310,648
—Diluted	64,829,757	81,855,180	91,400,547	91,400,547	64,738,363	81,040,767	81,040,767

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2019
	YY(1)	Huya	Bigo	Elimination(2)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Net revenues
Live streaming	2,899,044	2,156,106	1,418,796	-	6,473,946	905,738
Others	181,006	108,986	118,419	(143)	408,268	57,119

Total net revenues	3,080,050	2,265,092	1,537,215	(143)	6,882,214	962,857

Cost of revenues(3)	(1,729,389)	(1,858,772)	(1,125,157)	143	(4,713,175)	(659,397)

Gross profit	1,350,661	406,320	412,058	-	2,169,039	303,460
Operating expenses(3)
Research and development expenses	(249,620)	(134,969)	(288,469)	-	(673,058)	(94,164)
Sales and marketing expenses	(340,619)	(122,316)	(616,642)	-	(1,079,577)	(151,038)
General and administrative expenses	(225,281)	(96,318)	(87,235)	-	(408,834)	(57,198)

Total operating expenses	(815,520)	(353,603)	(992,346)	-	(2,161,469)	(302,400)

Other income	136,535	11,148	5,035	-	152,718	21,366

Operating income (loss)	671,676	63,865	(575,253)	-	160,288	22,426

Interest expenses	(123,456)	-	(11,078)	11,078	(123,456)	(17,272)
Interest income and investment income	127,068	86,539	608	(11,078)	203,137	28,420
Foreign currency exchange (losses) gains, net	2,798	645	12,950	-	16,393	2,293
Fair value change on derivative	(1,753)	-	-	-	(1,753)	(245)
Loss on fair value change of investments	(11,492)	-	-	-	(11,492)	(1,608)

Income (loss) before income tax expenses	664,841	151,049	(572,773)	-	243,117	34,014

Income tax (expenses) benefits	(146,835)	(27,879)	88,143	-	(86,571)	(12,112)

Income (loss) before share of income in equity method investments, net of income taxes	518,006	123,170	(484,630)	-	156,546	21,902

Share of income in equity method investments, net of income taxes	21,189	72	-	-	21,261	2,975

Net income (loss)	539,195	123,242	(484,630)	-	177,807	24,877

(1)	In 2019 the segment of “YY Live” was renamed as “YY”.

(2)	The elimination mainly consists of revenues and expenses generated from services among YY and Huya segments, and interest income and interest expenses generated from the loan between YY and Bigo segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2019
	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,043	8,497	7,068	20,608	2,883
Research and development expenses	26,848	24,172	78,154	129,174	18,072
Sales and marketing expenses	419	1,468	756	2,643	370
General and administrative expenses	41,265	48,987	4,958	95,210	13,320

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2019
	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	671,676	63,865	(575,253)	160,288	22,426
Share-based compensation expenses	73,575	83,124	90,936	247,635	34,645
Impairment of goodwill and investments	10,000	-	-	10,000	1,399
Amortization of intangible assets from business acquisitions	-	-	193,487	193,487	27,070

Non-GAAP operating income (loss)	755,251	146,989	(290,830)	611,410	85,540

Net income (loss)	539,195	123,242	(484,630)	177,807	24,877
Share-based compensation expenses	73,575	83,124	90,936	247,635	34,645
Impairment of goodwill and investments	10,000	-	-	10,000	1,399
Amortization of intangible assets from business acquisitions	-	-	193,487	193,487	27,070
Gain on fair value change of investments and equity investees’ investments	2,031	-	-	2,031	284
Fair value change on derivative	1,753	-	-	1,753	245
Interest expenses related to the convertible bonds’ amortization to face value	100,885	-	-	100,885	14,114
Income tax effects on non-GAAP adjustments	(188)	-	(39,978)	(40,166)	(5,619)

Non-GAAP net income (loss)	727,251	206,366	(240,185)	693,432	97,015

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2019
	YY	Huya	Bigo(1)	Elimination(2)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Net revenues
Live streaming	2,863,058	1,921,485	1,138,218	-	5,922,761	862,747
Others	190,758	88,976	92,752	-	372,486	54,259

Total net revenues	3,053,816	2,010,461	1,230,970	-	6,295,247	917,006

Cost of revenues(3)	(1,627,744)	(1,674,793)	(871,304)	-	(4,173,841)	(607,988)

Gross profit	1,426,072	335,668	359,666	-	2,121,406	309,018

Operating expenses(3)
Research and development expenses	(241,253)	(105,411)	(308,757)	-	(655,421)	(95,473)
Sales and marketing expenses	(335,602)	(119,592)	(644,300)	-	(1,099,494)	(160,159)
General and administrative expenses	(171,032)	(74,328)	(90,613)	-	(335,973)	(48,940)

Total operating expenses	(747,887)	(299,331)	(1,043,670)	-	(2,090,888)	(304,572)

Other income	8,602	31,332	1,473	-	41,407	6,032

Operating income (loss)	686,787	67,669	(682,531)	-	71,925	10,478

Interest expenses	(12,268)	-	(4,201)	4,201	(12,268)	(1,787)
Interest income and investment income	84,791	75,021	1,008	(4,201)	156,619	22,814
Foreign currency exchange (losses) gains, net	(4,181)	787	17,195	-	13,801	2,010
Gain on fair value change of investments	14,291	-	-	-	14,291	2,082

Income (loss) before income tax expenses	769,420	143,477	(668,529)	-	244,368	35,597

Income tax (expenses) benefits	(160,152)	(21,632)	37,888	-	(143,896)	(20,961)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	609,268	121,845	(630,641)	-	100,472	14,636

Share of income (loss) in equity method investments, net of income taxes	6,991	(44)	-	-	6,947	1,012

Net income (loss)	616,259	121,801	(630,641)	-	107,419	15,648

(1)	On March 4, 2019, YY completed the acquisition of Bigo. Therefore, Bigo’s financial results from March 4, 2019 to March 31, 2019 were included in YY’s consolidated financial statements.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

18

	Three Months Ended
	June 30, 2019
	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,955	4,270	9,379	15,604	2,273
Research and development expenses	28,053	13,931	118,045	160,029	23,311
Sales and marketing expenses	655	907	1,890	3,452	503
General and administrative expenses	43,189	29,501	12,507	85,197	12,410

19

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2019
	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	686,787	67,669	(682,531)	71,925	10,478
Share-based compensation expenses	73,852	48,609	141,821	264,282	38,497
Amortization of intangible assets from business acquisitions	-	-	188,740	188,740	27,493

Non-GAAP operating income (loss)	760,639	116,278	(351,970)	524,947	76,468

Net income (loss)	616,259	121,801	(630,641)	107,419	15,648
Share-based compensation expenses	73,852	48,609	141,821	264,282	38,497
Amortization of intangible assets from business acquisitions	-	-	188,740	188,740	27,493
Gain on fair value change of investments and equity investees’ investments	(13,332)	-	-	(13,332)	(1,942)
Interest expenses related to the convertible bonds’ amortization to face value	4,287	-	-	4,287	624
Income tax effects on non-GAAP adjustments	1,421	-	(33,312)	(31,891)	(4,645)

Non-GAAP net income (loss)	682,487	170,410	(333,392)	519,505	75,675

20

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2018
	YY	Huya	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues
Live streaming	2,678,081	1,216,467	-	3,894,548	567,057
Others	145,894	60,130	(100)	205,924	29,983

Total net revenues	2,823,975	1,276,597	(100)	4,100,472	597,040

Cost of revenues(2)	(1,591,645)	(1,082,857)	-	(2,674,502)	(389,415)

Gross profit	1,232,330	193,740	(100)	1,425,970	207,625

Operating expenses(2)
Research and development expenses	(239,503)	(74,625)	-	(314,128)	(45,738)
Sales and marketing expenses	(282,237)	(61,702)	100	(343,839)	(50,064)
General and administrative expenses	(135,537)	(71,201)	-	(206,738)	(30,102)

Total operating expenses	(657,277)	(207,528)	100	(864,705)	(125,904)

Other income	38,568	11,072	-	49,640	7,228

Operating income (loss)	613,621	(2,716)	-	610,905	88,949

Interest expenses	(4,910)	-	-	(4,910)	(715)
Interest income and investment income	90,292	50,818	-	141,110	20,546
Foreign currency exchange (losses) gain, net	(3,170)	98	-	(3,072)	(447)
Gain on fair value change of investments	31,670	-	-	31,670	4,611

Income before income tax expenses	727,503	48,200	-	775,703	112,944

Income tax (expenses) benefits	(83,491)	8,562	-	(74,929)	(10,910)

Income before share of (loss) income in equity method investments, net of income taxes	644,012	56,762	-	700,774	102,034

Share of (loss) income in equity method investments, net of income taxes	(19,967)	10	-	(19,957)	(2,906)

Net income	624,045	56,772	-	680,817	99,128

(1)	The elimination mainly consists of revenues and expenses generated from advertising services among YY Live and Huya segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

21

	Three Months Ended
	September 30, 2018
	YY	Huya	Total	Total
	RMB	RMB	RMB	US$
Cost of revenues	12,120	3,902	16,022	2,333
Research and development expenses	41,139	11,613	52,752	7,681
Sales and marketing expenses	215	75	290	42
General and administrative expenses	43,701	48,639	92,340	13,445

22

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2018
	YY	Huya	Total	Total
	RMB	RMB	RMB	US$
Operating income (loss)	613,621	(2,716)	610,905	88,949
Share-based compensation expenses	97,175	64,229	161,404	23,501
Impairment of goodwill and investments	1,900	-	1,900	277

Non-GAAP operating income	712,696	61,513	774,209	112,727

Net income	624,045	56,772	680,817	99,128
Share-based compensation expenses	97,175	64,229	161,404	23,501
Impairment of goodwill and investments	1,900	-	1,900	277
Gain on fair value change of investments and equity investee’s investments	3,428	-	3,428	499
Income tax effects on non-GAAP adjustments	1,014	-	1,014	148

Non-GAAP net income	727,562	121,001	848,563	123,553

23